FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

October 10, 2008

Commission File Number: 333-119497

MECHEL OAO

(Translation of registrant’s name into English)

Krasnoarmeyskaya 1,

Moscow 125993

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Note: Regulation S-T Rule 101(b)(c) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MECHEL HOLDS WORKING MEETING AT ITS YAKUTUGOL OAO

COAL MINING SUBSIDIARY

Neryungri, Russia – October 10, 2008 – Mechel OAO (NYSE: MTL), one of the leading Russian mining and metals companies, announces that a working meeting was held at its Yakutugol OAO coal mining subsidiary on October 8, 2008. Participants in the meeting were the Republic of Sakha (Yakutia) President, Vyacheslav Shtyrov, as well as representatives of Mechel’s subsidiaries, Mechel Mining and Yakutugol OAO, and Transstroy Engineering Corporation. The purpose of the meeting was to discuss matters related to construction of the railway spur track to the Elga coal deposit.

At the meeting the Yakutia Branch Director of Transstroy Engineering Corporation, Mr. Alexander Dudnikov, made a detailed report on the progress of the access road and the railroad bed construction.

Mechel Mining OAO Chief Executive Officer Igor Khafizov also provided information on the progress of the Elga project, noting that all the tasks in constructing the access road to the Elga deposit set for 2008 were completed. Mechel, together with the general contractor, is currently considering the plans for 2009.

Commencement of trial coal mining on the deposit plot is planned for 2009 and large-scale engineering and exploration is ongoing at the future open pit mine. The design process also includes utilization of the Yakutian experts’ scientific experience. In the presentation Igor Khafizov highlighted that environmental matters would be given priority in the deposit development.

“Next year will be the most complex and important stage of the project. We are pleased that such a large-scale project as construction of the Elga complex has received the attention of the state. Our meeting with Mr. Shtyrov indicates that the President of Yakutia is interested in successful implementation of the project, which is important for the social and economic development of the region,” said Igor Khafizov.

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Mechel OAO

Ilya Zhitomirsky

Phone: + 7 495 221 88 88

ilya.zhitomirsky@mechel.com

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Mechel is one of the leading Russian companies. Its business includes three segments: mining, steel, and power. Mechel unites producers of coal, iron ore concentrate, nickel, steel, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MECHEL OAO

By:	/s/ Igor Zyuzin
Name:	Igor Zyuzin
Title:	CEO

Date: October 10, 2008